ISSUER FREE WRITING PROSPECTUS
Dated October 5, 2012
Filed Pursuant to Rule 433
Registration No. 333- 177563

AMERICAN REALTY CAPITAL GLOBAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Global Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 27, 2011, and the registration statement became effective on April 20, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated August 23, 2012 is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1526113/000114420412047892/v322341_424b3.htm.

The Company issued the following press release on October 5, 2012:

CONTACTS

From: Anthony J. DeFazio	For: Brian S. Block, EVP & CFO
DeFazio Communications, LLC	American Realty Capital Global Trust, Inc.
tony@defaziocommunications.com	bblock@arlcap.com
Ph: (484-532-7783)	Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Global Trust Places Its First Acquisition Under Contract and Declares Its Initial Distribution Rate

New York, New York, October 5, 2012 -- American Realty Capital Global Trust, Inc. (“ARC Global” or the “Company”) announced today that, consistent with its investment strategy, it has entered into a contract to acquire its first property, a McDonald’s restaurant located in Carlisle, United Kingdom. The purchase price of the property will be £1.6 million, exclusive of closing costs, at a capitalization rate of 8.75% (calculated by dividing annualized rental income on a straight-line basis plus operating expense reimbursement revenue, less property operating expenses, by base purchase price).

The McDonald’s restaurant contains approximately 9,000 square feet and is leased to McDonald’s Real Estate LLP, a subsidiary of McDonald’s Corporation, which carries an investment grade rating as determined by major credit rating agencies. ARC Global expects to close on this property using proceeds from its ongoing public offering following its initial escrow break.

“We are pleased to announce, together with our European partner, Moor Park Capital Partners, this first acquisition in ARC Global,” offered Nicholas S. Schorsch, Chairman of the Company. “The real estate investment opportunities in the sale leaseback sector are unusually rich in light of the economic dislocations occurring throughout Europe, coupled with the low cost of debt capital. Our transaction pipeline is full, and we expect to be very acquisitive in the coming months.”

The Company also declared a distribution rate which will be calculated at a rate of $0.00194520548 per day, based upon a per share price of $10.00, which was previously authorized by its board of directors and contingent upon the Company’s placement of its first acquisition under contract. The distributions will begin to accrue 30 days following ARC Global’s initial property acquisition. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

About American Realty Capital

Founded in 2006, American Realty Capital (“ARC”) is a full-service investment management firm providing advisory services to retail and institutional investors. ARC is an active sponsor and manager of public and private real estate investments, a business development company and other investment products.  Collectively, ARC's senior team of seasoned professionals has acquired and managed over $8 billion of real estate, as well as $5 billion of corporate sale-leasebacks and net leased properties.
http://www.americanrealtycap.com

About Moor Park Capital Partners LLP

Moor Park Capital Partners LLP (“Moor Park”), founded in 2006, is a UK limited liability partnership and is regulated by the FSA. Headquartered in London, Moor Park is a private real estate firm which concentrates on commercial property investment in Europe and has approximately €1.64 billion of real estate assets currently under management. Moor Park provides a wide range of services to its clients, including, among others, acquisition, development, asset, property and facility management, leasing services, centralized corporate support services and financing services. The partners of Moor Park are Gary Wilder, Shemeel Khan & Jagdeep Kapoor and together have a combined 55 years of experience and have structured and executed €22 billion of real estate transactions in Europe.
http://www.moorparkcapital.com

Important Notice

ARC Global is a publicly registered, non-traded real estate investment program.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.

For more information about this announcement, please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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